NewsRelease TC Energy provides results of Series 1 and Series 2 conversion elections CALGARY, Alberta – Dec. 23, 2024 – News Release – TC Energy Corporation (TSX:TRP) (NYSE:TRP) (TC Energy or the Company) today announced that 42,200 of its 14,577,184 fixed rate Cumulative Redeemable First Preferred Shares, Series 1 (Series 1 Shares) have been elected for conversion on Dec. 31, 2024, on a one-for- one basis, into floating rate Cumulative Redeemable First Preferred Shares, Series 2 (Series 2 Shares); and 3,889,020 of its 7,422,816 Series 2 Shares have been elected for conversion, on a one-for-one basis, into Series 1 Shares. As a result of the conversions, TC Energy will have 18,424,004 Series 1 Shares and 3,575,996 Series 2 Shares issued and outstanding. The Series 1 Shares and Series 2 Shares will continue to be listed on the Toronto Stock Exchange (TSX) under the symbols TRP.PR.A and TRP.PR.F, respectively. The Series 1 Shares will pay on a quarterly basis for the five-year period beginning on Dec. 31, 2024, as and when declared by the Board of Directors of TC Energy, a fixed dividend at an annualized rate of 4.939 per cent. The Series 2 Shares will pay a floating rate quarterly dividend for the five-year period beginning on Dec. 31, 2024, as and when declared by the Board of Directors of TC Energy. The dividend rate for the Series 2 Shares for the first quarterly floating rate period commencing Dec. 31, 2024 to but excluding Mar. 31, 2025 is 5.401 per cent and will be reset every quarter. Holders of Series 1 Shares and Series 2 Shares will have the opportunity to convert their shares again on Dec. 31, 2029 and in every fifth year thereafter as long as the shares remain outstanding. For more information on the terms of, and risks associated with an investment in the Series 1 Shares and the Series 2 Shares, please see the prospectus supplement dated Sept. 22, 2009 which is available on sedarplus.ca or on our website. About TC Energy We’re a team of 6,500+ energy problem solvers connecting the world to the energy it needs. Our extensive network of natural gas infrastructure assets is one-of-a-kind. We seamlessly move, generate and store energy and deliver it to where it is needed most, to homes and businesses in North America and across the globe through LNG exports. Our natural gas assets are complemented by our strategic ownership and low- risk investments in power generation. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future- Exhibit 99.1 oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522